Exhibit 99.1

Changyou Announces Ex-Dividend Date of June 3, 2019 for Special Cash Dividend

Beijing, China, May 10, 2019 - Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that NASDAQ has established June 3, 2019 as the ex-dividend date for Changyou’s previously-announced special cash dividend of US$9.40 per American depositary share (“ADS”), based on a payment date of May 31, 2019. Accordingly, in order to be entitled to receive this special dividend, holders of ADSs must hold the ADSs through the end of the payment date. The Company expects The Bank of New York Mellon, the depositary bank for the Company’s ADS program, to distribute the dividend on or about the payment date to holders of ADSs as of the end of the payment date.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Phone: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

Email: lbergkamp@ChristensenIR.com